SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2
                                      TO
                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                        PEEKSKILL FINANCIAL CORPORATION
                        -------------------------------
                               (Name of Issuer)

                         Common Stock, Par Value $.01
                        ------------------------------
                        (Title of Class of Securities)

                                   705385102
                                 ------------
                                (CUSIP Number)

                                 Simeon Brinberg
                               60 Cutter Mill Road
                           Great Neck, New York 11021
                                 (516) 466-3100
               ----------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                January 5, 1999
                         ----------------------------
                        (Date of Event Which Requires
                           Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ( )



 CUSIP No. 705385102       13D
-----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSONS
    Gould Investors L.P.

    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: #11-2763164
-----------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  x
                                                     (b)     ( )
-----------------------------------------------------------------------------
 3  SEC USE ONLY

-----------------------------------------------------------------------------
 4  SOURCE OF FUNDS
    WC

-----------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                           ( )
-----------------------------------------------------------------------------

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

-----------------------------------------------------------------------------

 NUMBER OF                 7      SOLE VOTING POWER        264,000

 SHARES                ------------------------------------------------------
                           8      SHARED VOTING POWER       -0-
 BENEFICIALLY

 OWNED BY              ------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER   264,000
 EACH

 REPORTING             ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER   -0-
 PERSON WITH

 ----------------------------------------------------------------------------

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         264,000
-----------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                 ( )

-----------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.29%
-----------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON
          PN

-----------------------------------------------------------------------------


   1  NAME OF REPORTING PERSONS
      GIT Pension Trust

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: #11-3009470
 -----------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  x
                                                          (b) ( )
-----------------------------------------------------------------------------

   3  SEC USE ONLY
-----------------------------------------------------------------------------

   4  SOURCE OF FUNDS
      OO
-----------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                           ( )

-----------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
-----------------------------------------------------------------------------

 NUMBER OF                 7      SOLE VOTING POWER        2,500

 SHARES                ------------------------------------------------------
                           8      SHARED VOTING POWER       -0-
 BENEFICIALLY

 OWNED BY              ------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER   2,500
 EACH

 REPORTING             ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER  -0-
 PERSON WITH
------------------------------------------------------------------------------

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,500
------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                 ( )
------------------------------------------------------------------------------

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Less than 1%
------------------------------------------------------------------------------

 14 TYPE OF REPORTING PERSON
    EP
------------------------------------------------------------------------------


  1  NAME OF REPORTING PERSONS
     BRT Pension Trust

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: #11-3009466
------------------------------------------------------------------------------

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  x
                                                      (b)  ( )
------------------------------------------------------------------------------

  3  SEC USE ONLY
------------------------------------------------------------------------------

  4  SOURCE OF FUNDS
        OO
------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                           ( )

------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

------------------------------------------------------------------------------

 NUMBER OF                 7      SOLE VOTING POWER        2,500

 SHARES                ------------------------------------------------------
                           8      SHARED VOTING POWER       -0-
 BENEFICIALLY

 OWNED BY              ------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER   2,500
 EACH

 REPORTING             ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER  -0-
 PERSON WITH
------------------------------------------------------------------------------

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,500
------------------------------------------------------------------------------

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                 ( )
------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Less than 1%

------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON
    EP
------------------------------------------------------------------------------


 1  NAME OF REPORTING PERSONS
    REIT Management Corp. Pension Trust

    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: #11-3010579
------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  x
                                                     (b)  ( )
------------------------------------------------------------------------------
 3  SEC USE ONLY

------------------------------------------------------------------------------
 4  SOURCE OF FUNDS
    OO

------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                           ( )

------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    New York

------------------------------------------------------------------------------

 NUMBER OF                 7      SOLE VOTING POWER        2,500

 SHARES                ------------------------------------------------------
                           8      SHARED VOTING POWER       -0-
 BENEFICIALLY

 OWNED BY              ------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER   2,500
 EACH

 REPORTING             ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER  -0-
 PERSON WITH

------------------------------------------------------------------------------

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,500
------------------------------------------------------------------------------

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                 ( )
------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             Less than 1%

------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON
    EP
------------------------------------------------------------------------------


 1  NAME OF REPORTING PERSONS
    REIT Management Corp. Profit Sharing Trust

    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: #11-6382361
------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  x
                                                     (b)  ( )

------------------------------------------------------------------------------
 3  SEC USE ONLY

------------------------------------------------------------------------------
 4  SOURCE OF FUNDS
    OO

------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                           ( )

------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    New York

------------------------------------------------------------------------------
 NUMBER OF                 7      SOLE VOTING POWER        2,500

 SHARES                ------------------------------------------------------
                           8      SHARED VOTING POWER       -0-
 BENEFICIALLY

 OWNED BY              ------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER   2,500
 EACH

 REPORTING             ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER  -0-
 PERSON WITH

------------------------------------------------------------------------------

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,500

------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                 ( )

------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             Less than 1%

------------------------------------------------------------------------------

 14 TYPE OF REPORTING PERSON
    EP
------------------------------------------------------------------------------


 1  NAME OF REPORTING PERSONS
    BRT Realty Trust

    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: #13-2755856
------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  x
                                                     (b)  ( )
------------------------------------------------------------------------------
 3  SEC USE ONLY

------------------------------------------------------------------------------
 4  SOURCE OF FUNDS
    OO

------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                           ( )

------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Massachusetts

------------------------------------------------------------------------------

 NUMBER OF                 7      SOLE VOTING POWER         -0-

 SHARES                ------------------------------------------------------
                           8      SHARED VOTING POWER       -0-
 BENEFICIALLY

 OWNED BY              ------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER    -0-
 EACH

 REPORTING             ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER  -0-
 PERSON WITH

------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    -0-
------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                 ( )

------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

------------------------------------------------------------------------------

 14 TYPE OF REPORTING PERSON
    OO
------------------------------------------------------------------------------



 This Amendment amends and supplements the Statement on Schedule 13D filed on June 5, 1998 relating to the common stock, $.01 par value (the "Common Stock"), of Peekskill Financial Corporation, a Delaware corporation (the "Company").

 ITEM 2. IDENTITY AND BACKGROUND.

 Item 2 is hereby amended by the adding the following:

 (a)     This statement is also filed by BRT Realty Trust, a Massachusetts
         business trust ("BRT").   The trustees of BRT are Fredric H.
         Gould, Jeffrey A. Gould, Patrick J. Callan, Arthur Hurand, Gary Hurand, David G. Herold, Herbert C. Lust II and Marshall Rose.

 (b) The address of BRT is 60 Cutter Mill Road, Suite 303, Great Neck, New York 11021.

 (c) The principal business of BRT is to originate and hold for investment for its own account senior real estate mortgage loans secured by income producing real property or interests therein, and, to a lesser extent, junior real estate mortgage loans secured by income producing real property and senior mortgage loans secured by undeveloped real property. Fredric H. Gould, directly and indirectly through (i) the pension and profit sharing trusts of BRT and REIT Management Corp of which he is a trustee with shared voting power, (ii) shares held as a co-trustee for the children of his brother, (iii) Georgetown Group, Inc. of which he is a Vice President, (iv) One Liberty Properties, Inc. of which he is an officer and a director and (v) Gould Investors L.P., an entity in which Mr. Gould is a general partner, principal executive officer and sole shareholder of the managing general partner, beneficially owns 29.03% of the outstanding shares of beneficial interest, par value $3.00 per share, in BRT.

 (d)-(e) During the last five years, none of the trustees of BRT (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

 (f)     BRT is organized under the laws of the State of Massachusetts.


 ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

 Item 3 is hereby amended as follows:

 As of the date hereof, the Partnership has purchased a total of 264,000 shares of Common Stock of the Company at an aggregate cost of $4,504,764.70. The funds used to make these purchases came from the Partnership's working capital. The Partnership has available approximately $21,000,000 under a margin account maintained by the Partnership with Salomon SmithBarney. As of the date hereof there is nothing outstanding under this facility. Each Pension Plan owns 2,500 shares of Common Stock of the Company. Each Pension Plan purchased 2,500 shares at a cost of $35,879. The funds used to make these purchases came from the funds contributed to each Pension Plan by its Sponsor. The Partnership, Georgetown, the Pension Plans, the trustees of the Pension Plans and BRT may be deemed affiliates of each other.

 BRT currently intends to finance the Proposal (as defined in Item 4) from existing funds on hand and existing credit lines and if necessary other borrowings, including borrowings from Gould Investors L.P.

 ITEM 4. PURPOSE OF THE TRANSACTION.

 Item 4 is hereby amended as follows:

    On January 5, 1999, BRT delivered a proposal (the "Proposal") to the Company to acquire by merger all of the outstanding shares of Common Stock at $17.25 per share in cash. Upon consummation of such merger, the Company would be held as a wholly owned subsidiary of BRT. The Proposal is subject to execution of a definitive merger agreement, and consummation of the merger would be subject to standard conditions, including but not limited to, approval of the Merger Agreement by the stockholders of the Company and the receipt of all required regulatory approvals. Following consummation of the merger, BRT intends to keep the Company's name, corporate structure, Board of Directors, management team and employees intact. BRT also intends to add two BRT nominees to the Company's Board. The Proposal is attached hereto as Exhibit 1 and is incorporated herein by reference in its entirety. The foregoing summary of the Proposal does not purport to be complete and is qualified by reference to such exhibit.

    Except as set forth in this Item 4, neither BRT nor, to the best of BRT's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

 ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

 Item 5 is hereby amended as follows:

 (a)-(b) The Partnership owns, as of this date, 264,000 shares of Common Stock of the Company, constituting approximately 9.29% of the shares of Common Stock outstanding. Each Pension Plan owns, as of this date, 2,500 shares of Common Stock of the Company, representing less than 1% of the Common Stock outstanding. The Partnership has sole voting and dispositive power with respect to the 264,000 shares of Common Stock it beneficially owns. The trustees of each Pension Plan have sole voting and dispositive power with respect to the 2,500 shares owned by the applicable Pension Plan. As of the date hereof, Matthew J. Gould, President of Georgetown Partners, Inc., the managing general partner of Gould Investors L.P. and a Senior Vice President of BRT, owns 1000 shares of the Common Stock of the Company. Except as set forth above, neither BRT nor, to the best of BRT's knowledge, any of the individuals named in Schedule I hereto, owns any Common Stock.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

 Item 6 is amended as follows by adding the following:

 BRT and the Partnership anticipate entering into an option agreement whereby BRT would have the right to acquire the Common Stock held by the Partnership at a price per share equal to the price per share at which BRT proposes to acquire the entire equity interest in the Company. It is expected that the option agreement would continue in effect for two years. Except as set forth above, none of the filing parties nor, to the best of their knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

 ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Letter dated January 5, 1999 from BRT to the Company.



                                 SIGNATURE


    After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: January 5, 1999

                                GOULD INVESTORS L.P.
                                BY GEORGETOWN PARTNERS, INC.
                                MANAGING GENERAL PARTNER

                                By: /s/ Simeon Brinberg
                                   -------------------------------
                                    Name: Simeon Brinberg
                                    Title:   Senior Vice President


   REIT MANAGEMENT CORP.        GIT PENSION TRUST
   PENSION TRUST

   By: /s/ Simeon Brinberg      By: /s/ Simeon Brinberg
      ---------------------        -----------------------
      Name:  Simeon Brinberg       Name:  Simeon Brinberg
      Title: Trustee               Title: Trustee


   REIT MANAGEMENT CORP.        BRT PENSION TRUST
   PROFIT SHARING TRUST

   By: /s/ Simeon Brinberg      By: /s/ Simeon Brinberg
      --------------------         -----------------------
      Name:  Simeon Brinberg      Name:  Simeon Brinberg
      Title: Trustee              Title: Trustee

   BRT REALTY TRUST


   By: /s/ Jeffrey A. Gould
      -----------------------
      Name:  Jeffrey A. Gould
      Title: President



                                SCHEDULE I

                      TRUSTEES AND EXECUTIVE OFFICERS
                            OF BRT REALTY TRUST


        The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the trustees and executive officers of BRT Realty Trust is set forth below. If no business address is given, the trustee's or officer's address is BRT Realty Trust, 60 Cutter Mill Road, Suite 303, Great Neck, New York 11021. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with BRT.



 Name                  Position      Principal Occupation and Address
 ----------------------------------------------------------------------------
 Patrick J. Callan     Trustee       Principal of the RREEF Funds, pension
                                     fund real estate investments; located at 55 East 52nd Street, New York, NY 11021.
                                     Director of Manufacturers & Traders Bank
                                     Directors Advisory Council - New York
                                     City Division; Director of First Empire
                                     State Corporation.

 Jeffrey A. Gould      President     President of BRT since March 1996;
                       and Trustee   located at 60 Cutter Mill Road, Great Neck,
                                     NY 11021

 David G. Herold       Trustee       Private Investor; Located at 16 Southdown
                                     Court, Huntington, NY.

 Arthur Hurand         Trustee       Private Investor; located at 4182 Pier
                                     North Blvd. Suite D, Flint, Michigan
                                     48502. Director of One Liberty
                                     Properties, Inc.

 Herbert C. Lust, II   Trustee       Private Investor; located at 54 Porchuck
                                     Road, Greenwich, CT 06830.

 Marshall Rose         Trustee       Located at 60 Cutter Mill Road, Great
                                     Neck, NY 11921; Real Estate
                                     Consultant; President of Georgetown
                                     Equities, Inc ("Georgetown"); located
                                     at 667 Madison Avenue, New York, NY

 Fredric H. Gould      Chairman of   Chairman of the Board of Georgetown
                       the Board     Partners, Inc.; general partner of
                       and Chief     Gould Investors L.P.; Chairman of
                       Executive     the Board of One Liberty Properties,
                       Officer       Inc.; President of REIT Management
                                     Corp., all located at 60 Cutter Mill
                                     Road, Great Neck, NY 11021

 Gary Hurand           Trustee       President of Dawn Donut Systems, Inc.;
                                     located at 4182 Pier North Blvd. Suite
                                     D, Flint, Michigan, 48502. Director of
                                     Republic Bancorp.

 Simeon Brinberg       Senior Vice   Vice President of One Liberty; Senior
                       President     Vice President of Georgetown; all
                       and Secretary located at 60 Cutter Mill Road,
                                     Great Neck, NY 11021

 David W. Kalish       Senior Vice   Vice President and Chief Financial Officer
                       President,    of One Liberty and Georgetown;  all
                       Finance       located at 60 Cutter Mill Road,
                                     Great Neck, NY 11021

 Matthew J. Gould      Senior Vice   President and Chief Executive Officer
                       President     of One Liberty; Vice President of
                                     REIT; President of Georgetown; all
                                     located at 60 Cutter Mill Road, Great
                                     Neck, NY 11021

Mark Lundy Vice        President     Vice President of Georgetown; Secretary
                                     of One Liberty; all located at 60
                                     Cutter Mill Road, Great Neck, NY 11021

George Zwier           Vice Presi-   60 Cutter Mill Road, Great Neck,
                       dent and      NY 11021
                       Chief Finan-
                       cial Officer

Seth Kobay             Vice          60 Cutter Mill Road, Great Neck, NY 11021
                       President

Eugene J. Keely        Vice          60 Cutter Mill Road, Great Neck, NY 11021
                       President

Joshua D. Gleiber      Vice          60 Cutter Mill Road, Great Neck, NY 11021
                       President

Israel Rosenzweig      Vice          President of BRT Funding
                       President     Corp, a 100% owned BRT subsidiary;
                                     Vice President of One Liberty and
                                     Georgetown; 60 Cutter Mill Road, Great
                                     Neck, NY 11021